September 27, 2019

Michael Perry
Chief Executive Officer
Avita Medical Limited
Level 7, 330 Collins Street
Melbourne VIC 3000 Australia

       Re: Avita Medical Limited
           Registration Statement on Form 20-F
           Filed September 19, 2019
           File No. 001-39059

Dear Dr. Perry:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery
cc:    Christopher H. Cunningham, Esq.